Exhibit 4.1 to Amerityre Corporation Form 8-K filed 7-16-2012

ROSS MILLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4520

(775) 684-5708

Website: www.nvsos.gov

Document Number: 2012394657-39

Filing Date and Time: 06/01/2012 3:14PM

Entity Number: C1578-1995

FIRST CERTIFICATE OF DESIGNATION OF

SERIES A CONTINGENT CONVERTIBLE PREFERRED STOCK OF AMERITYRE CORPORATION

Pursuant to Section 78.1955 of the Nevada Revised Statutes, Amerityre Corporation, a Nevada corporation (the “Corporation”), does hereby certify that pursuant to authority contained in the Amended Articles of Incorporation of the Corporation filed with the Nevada Secretary of State on March 16, 1995, the Corporation's Board of Directors on May 29, 2012 has duly adopted the following resolutions designating 1,500,000 shares of preferred stock, $0.001 par value, as Series A Contingent Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) that shall contain the following designations and preferences.

Series A Contingent Convertible Preferred Stock

The Series A Contingent Convertible Preferred Stock has been authorized by the Board of Directors of the Corporation as a new series of preferred stock, which ranks senior to any other preferred stock and is not subordinated in any respects to any other preferred stock. So long as any Series A Convertible Preferred Stock is outstanding, the Corporation is prohibited from issuing any series of preferred stock having rights senior to the Series A Contingent Convertible Preferred Stock, without the approval of the holders of the outstanding Series A Convertible Contingent Preferred Stock. Additionally, so long as any Series A Convertible Preferred Stock is outstanding, the Corporation may not, without the approval of the holders of the outstanding Series A Contingent Convertible Preferred Stock, issue any series of stock ranking on parity with the Series A Contingent Convertible Preferred Stock as to dividend or liquidation rights or having a right to vote on any matter.

(a)

Designation and Amount.  1,500,000 shares are hereby designated “Series A Contingent Convertible Preferred Stock” and possess the rights and preferences set forth below.

(b)

Initial Value.  The initial value of each share of Series A Contingent Convertible Preferred Stock (the “Series A Initial Value”) is $0.001.

(c)

Dividends.  There are no dividend rights associated with the Series A Contingent Convertible Preferred Stock.

(d)

Liquidation.  Upon occurrence of a liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (any such event, a “Liquidating Event”), each holder of shares of Series A Contingent Convertible Preferred Stock will be entitled to receive, before any distribution of assets is made to holders of or any other preferred stock of the Corporation ranking junior to the Series A Preferred Stock as to liquidation rights, but only after all distributions to holders of Series A Contingent Convertible Preferred Stock as set forth in this Certificate of Designation have been made, an amount per share of Series A Contingent Convertible Preferred Stock (this amount, the “Series A Liquidation Amount”) equal to 100% of the Series A Initial Value. After payment of the full Series A Liquidation Amount, holders of shares of Series A Contingent Convertible Preferred Stock will not be entitled to participate any further in any distribution of assets by the Corporation.  If upon occurrence of a Liquidating Event, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of the Series A Contingent Convertible Preferred Stock the full Series A Liquidation Amount, holders of Series A Preferred Convertible Stock will share ratably in any distribution of assets so that each such holder receives, per share, the same percentage of the Series A Liquidation Amount.

(e)

Contingent Conversion. Each share of Series A Contingent Convertible Preferred Stock shall automatically convert into four fully paid and nonassessable shares of Common Stock (the “Conversion Ratio”) after the later of six months from the date of issuance or the date on which the Corporation shall have available shares of common stock which are authorized, un-issued and not reserved for any other event or contingency, in an amount sufficient to convert all of the shares of Series A Contingent Convertible Preferred Stock shares issued and outstanding on the date of the proposed conversion.  To convert the Series A Contingent Convertible Preferred Stock, the holder thereof shall provide written notice to the Corporation via facsimile and overnight courier setting forth the number of shares of Series A Contingent Convertible Preferred Stock being converted and delivery instructions together with certificates evidencing the shares of Series A Contingent Convertible Preferred Stock being converted.  The Conversion Ratio and the number of shares of stock into which the Series A Contingent Convertible Preferred Stock is convertible are not subject to adjustment relating to any reorganization, merger or sale of assets, reclassification of securities, split, subdivision of combination shares.

(f)

Voting Rights.  The holders of the Series A Contingent Convertible Preferred Stock one vote per share of Series A Contingent Convertible Preferred Stock but only on matters directly affecting the Series A Contingent Convertible Preferred Stock and the related rights and privileges. The holders of the Series A Contingent Convertible Preferred Stock will have no voting rights with respect to the governance of the Corporation, including the election of directors or other business of the Corporation unless and until the automatic conversion contemplated under subsection (e) above has occurred, at which time, the holders will have the same voting rights as other holders of the Corporation’s Common Stock.

 (g)

Availability of Common Stock for Conversion. The Corporation shall use its best efforts to seek the necessary increase in authorized capital required to have sufficient shares of Common Stock to satisfy conversion of all issued and outstanding shares by the earliest conversion date proposed in subsection (e) above. No shares shall be convertible by the holder thereof unless on the date of the proposed conversion the Corporation shall have available shares of common stock which are authorized, un-issued and not reserved for any other event or contingency, in an amount sufficient to convert all of the shares of Series A Contingent Convertible Preferred Stock shares issued and outstanding on the date of the proposed conversion.  Non-availability of common stock sufficient to satisfy conversion of the shares of Series A Contingent Convertible Preferred Stock shall not in any way affect the voting rights of the shares of Series A Contingent Convertible Preferred Stock.

The determination of the designation, preferences and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, relating to the Series A Contingent Convertible Preferred Stock, was duly made by the Board of Directors pursuant to the provisions of the Amended Articles of Incorporation of the Corporation, and in accordance with the provisions of Section 78-1955 of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the Corporation has caused this Designation to be executed this 29th day of May 2012.

AMERITYRE CORPORATION

/s/Timothy L Ryan

Timothy Ryan, CEO and President